EXHIBIT 99.8

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

November 16, 2006

Fred B. Chaney, Ph.D.

Chairman of the Board of Directors

Lone Star Steakhouse & Saloon, Inc.

224 East Douglas, Suite 700

Wichita, Kansas 67202

Dear Dr. Chaney:

We engaged Compass Advisers, LLP (“Compass”) as a financial advisor to, among other things, determine the interest of third parties in acquiring Lone Star Steakhouse & Saloon, Inc. (the “Company”) for consideration in excess of that being offered by Lone Star Funds. I have enclosed for your reference a copy of a progress report we recently received from Compass informing us that they identified five parties that may be interested in purchasing the Company at a price higher than $27.10 per share if such parties are given the opportunity to review the Company’s non-public information without the requirement of having to first submit an acquisition proposal.

Unfortunately, Compass has been informed by the Company’s investment banker and legal counsel that the merger agreement prohibits the Company from disclosing non-public information unless certain procedures are met, which include the submission of a bona fide written acquisition proposal (based solely upon publicly-available information) and the determination by the Board, after consultation with its outside legal counsel, that it is necessary to provide non-public information in order to comply with its fiduciary duties under applicable law. The parties Compass identified, however, have stated that in order to make a truly bona fide acquisition proposal they first need access to such non-public information in order to confirm their interest in the Company and the consideration they are willing to pay.

The findings of Compass support our view that the procedures provided for in the merger agreement to permit parties to make competing proposals for the Company are an ineffective means of obtaining a “market check” of the Lone Star Funds deal. We have been informed that from the point of view of a potential purchaser with limited time, resources and personnel, the procedures are impractical, encouraging them to look for deals elsewhere.

Furthermore, the ability of Compass to identify a handful of parties potentially interested in acquiring the Company at a price higher than $27.10 per share causes us to question the wisdom of the decision to only conduct a “targeted market check” of six potential purchasers rather than a more thorough assessment of interest from a broad range of potential purchasers.

Finally, despite the implications in your November 7th letter to stockholders to the contrary, it is our belief that the effectiveness of the Board’s limited marketing effort was significantly hindered by the fact that it was only kept open for less than a month’s time and terminated mid-process, as is documented on pages 21-22 of the Proxy Statement. We therefore disagree with the conclusion drawn by the Company’s investment banker (and presumably agreed to by the Board) that “a broader process involving more potential private equity buyers would not result in a superior offer” which it based on the negative responses received from the six parties who briefly participated in the Board’s so-called “market check.”

We are disappointed with the sale process conducted by the Board and stand resolved in our belief that the merger consideration being offered by Lone Star Funds fails to provide adequate value to the Company’s stockholders. In light of the foregoing, we intend to vote against the merger and seek appraisal rights in connection with the transaction.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda

Enclosure

MEMORANDUM

TO:	Barington Capital Group, L.P.

FROM:	Compass Advisers, LLP

DATE:	November 14, 2006

SUBJECT:	Lone Star Steakhouse & Saloon - Progress Report

As you know, Compass Advisers, LLP (“Compass”) has been engaged as a financial advisor by Barington Capital Group, L.P. (“Barington”) in connection with its investment in Lone Star Steakhouse & Saloon, Inc. (the “Company”). In connection with the engagement, we contacted over twenty potential purchasers to inquire as to their interest in acquiring the Company for consideration higher than $27.10 per share (the merger consideration Lone Star Funds is prepared to pay to acquire the Company). This memorandum summarizes the status of our inquiry.

Five of the parties contacted expressed potential interest in purchasing the Company at a price higher than $27.10 per share. Each of these parties indicated that it was not one of the six parties that had previously participated in the sale process for the Company. However, each stated that it does not submit offers to acquire public companies casually and as a result of the financial and other resources required to be dedicated in order to formulate a thoughtful offer for the Company, it would not proceed without first gaining access to non-public information concerning the Company in order to confirm its interest in purchasing the Company, particularly in light of the uncertainty of success arising from the favored position of Lone Star Funds and its ability to top any new offer made for the Company.

As such, we contacted the Company’s investment banker at North Point Advisors LLC (“North Point Advisors”) and the Company’s legal counsel at Olshan Grundman Frome Rosenzweig & Wolosky LLP (“Olshan Grundman”) to determine whether an inquiry by credible parties, such as the potential purchasers we had identified, would be sufficient for them to gain access to non-public information concerning the Company.

Initial Telephone Call with North Point Advisors

On October 3, 2006 we spoke with the Company’s investment banker at North Point Advisors. We told him that we were aware of various parties who were interested in obtaining non-public information concerning the Company. His comments included the following:

•

They are “happy” to discuss the possibility of another buyer being interested in purchasing the Company and have had a number of inquiries regarding buying the Company after the public announcement of the Lone Star Funds transaction.

•

His understanding (based on prior conversations with counsel) was that the Company can share non-public information with anyone who makes an actual offer, provided that the Board of Directors of the Company needs to determine that the offer is bona fide in order to provide such information.

•

We asked him whether a credible potential purchaser could obtain the non-public information pursuant to an inquiry (but not a formal written offer) in order to confirm possible interest based on its prior review of public information, as the definition of “Company Takeover Proposal” contained in the merger agreement includes “any inquiry, proposal or offer from any person (emphasis added).” He said that is not the process. To be sure, he said he would check again with the Company’s legal counsel (Olshan Grundman) and respond to us with direction.

•	He acknowledged that the Company and its representatives did not conduct a full, extensive process for marketing the Company, but rather conducted a more limited “market check.”
•

We told him that we believed that the process to obtain non-public information concerning the Company and the “no shop” provision contained in the merger agreement were “chilling the process” for obtaining more value for the Company’s shareholders, as we perceived that a significant number of parties that were not contacted during the initial marketing process were likely interested in exploring the acquisition of the Company but for the requirement that a bona fide offer first be submitted before a party can gain access to non-public information.

Second Telephone Call with North Point Advisors

We did not hear back from the investment banker at North Point Advisors within a few days of our first conversation on October 3, 2006. As such, we placed several calls to him, finally reaching him on October 13, 2006.

•

He informed us that, according to the Company’s legal counsel, an “inquiry” alone is not sufficient to obtain non-public information concerning the Company. He was informed by counsel that there must be an actual offer from a bona fide buyer in order for the Board to sign off on providing non-public information to a third party as being consistent with the Board’s fiduciary responsibility.

•	He said that we can call the Company’s legal counsel directly with further questions.

Telephone Call with Olshan Grundman

On October 16, 2006, we spoke with the Company’s legal counsel at Olshan Grundman. We told him that we had spoken with the Company’s investment banker at North Point Advisors who referred us to him regarding the standard for obtaining non-public information concerning the Company.

•

He informed us that an “inquiry alone,” even by a credible potential purchaser, is not good enough to obtain non-public information concerning the Company, even if the party is willing to sign a confidentiality agreement.

•

He said that the merger agreement requires that an interested party must deliver a bona fide proposal to buy the Company in order for the Board to consider releasing the non-public information and the Board must determine in its fiduciary responsibility that they are required to provide the non-public information subject to a confidentiality agreement.

Conclusion

As a result of the feedback we received from the Company’s investment banker and legal counsel, none of the parties we contacted are prepared to move ahead. It is our view that the process to obtain non-public information (as well as the size of the break-up fee) undermines the ability to obtain further competing offers to purchase the Company.